# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Funko, Inc., CIK 0001704711
CUSIP: 361008105
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2802 WETMORE AVE, EVERETT, Washington (WA), 98201
Date of event which requires filing of this statement: 03/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-000513
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,265,798; shared voting power 0; sole dispositive power 5,265,798; shared dispositive power 0; aggregate amount beneficially owned 5,265,798 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Funko, Inc.
Address of issuer's principal executive offices: 2802 WETMORE AVE, EVERETT, Washington (WA), 98201

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,265,798 Shares beneficially owned by the Reporting Person is approximately $41,909,408 including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based on 55,444,604 Shares outstanding as of March 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2026.

As of the date hereof, the Reporting Person beneficially owned 5,265,798 Shares, constituting approximately 9.50% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 5,265,798 Shares held by the Funds.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated to read as follows:

The Reporting Person has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide the Reporting Person with economic exposure to an aggregate of 3,897,961 notional Shares, representing approximately 7.03% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 17, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 18, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 19, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 500,000 Shares, which have an exercise price of $4.00 per Share and expire on March 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 23, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 24, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 25, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 26, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 27, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 30, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 31, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 1, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 2, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 6, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 7, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 8, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 9, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 10, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 13, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 14, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 15, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 16, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 17, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 21, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 22, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 23, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 24, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 27, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 28, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 29, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 30, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 1, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 4, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 5, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 6, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 7, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 8, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 11, 2026.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in the Securities of the Issuer Since the Most Recent Filing of Schedule 13D

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (03/16/2026)